Exhibit 99.1

Scienjoy’s Highly Anticipated 2023 Annual Gala and Award Ceremony Showcases the Livestreaming Industry

BEIJING, Jan. 30, 2024 /PRNewswire/ -- Scienjoy Holding Corporation (NASDAQ: SJ) (“Scienjoy” or the “Company”), an interactive entertainment leader in the Chinese market, today announced that the offline event of its 2023 Annual Gala and Award Ceremony (the “2023 Gala”) has been held in Beijing today, marking Scienjoy’s 8th consecutive year of holding the Annual Gala and Award Ceremony (the “Annual Gala”). Recognized as a longstanding IP within the industry, the Annual Gala not only empowers its partners and broadcasters but also stands as a hallmark of recognition. A total of 76 broadcasters and over 100 multi-channel networks (“MCN”) have been received awards in this year’s Annual Gala.

The 2023 Gala is a blend of online and offline events. The online event was launched on December 6, 2023, and concluded on December 28, 2023. The ceremony sets award categories for livestreamer and MCN respectively, selecting eligible candidates through multiple rounds to receive the highest awards.

The Annual Gala serves as a platform to empower our partners in the livestreaming industry, engaging the platforms, broadcasters, and MCNs to participate in this influential event. The success of the ceremony also leads the way for our joint adventure with our partners to explore the technological frontiers and echo with our global users through our high-quality products.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, attended 2023 Gala and commented on the Company’s global expansion, “We’re excited to celebrate with our MCN partners for another year at our annual ceremony. Just like our Annual Gala which has come a long way, Scienjoy has also been well on our way to evolve with an eye on the technological forefront of global future. We remain dedicated to creating an innovative and personalized metaverse ecology, making unique and exquisite metaverse lifestyle accessible around the world.”

About Scienjoy Holding Corporation

Scienjoy Holding Corporation (NASDAQ: SJ) is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. If a change to the events and circumstances reflected in the Company’s forward-looking statements occurs, the Company’s business, financial condition and operating results may vary materially from those expressed in the Company’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations

Tina Xiao

+1-646-932-7242

investors@ascent-ir.com